Issuer Free Writing Prospectus dated January 23, 2018

Filed Pursuant to Rule 433

Registration No. 333-218118

Insmed Incorporated

1.75% Convertible Senior Notes due 2025

(the “Convertible Notes Offering”)

The information in this pricing term sheet relates to the Convertible Notes Offering and should be read together with the preliminary prospectus supplement dated January 22, 2018 relating to the Convertible Notes Offering (together with the accompanying prospectus dated May 19, 2017, as amended by Post-Effective Amendment No. 1 thereto dated January 22, 2018, the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Issuer:	Insmed Incorporated, a Virginia corporation (the “Issuer”)

Ticker/Exchange for Common Stock:	INSM / The Nasdaq Global Select Market (“Nasdaq”)

Pricing Date:	January 23, 2018

Settlement Date:	January 26, 2018

Nasdaq Last Reported Sale Price on January 23, 2018:	$29.005 per share of common stock of the Issuer, par value $0.01 per share (“Common Stock”)

Total Transaction Size:

Approximately $387.3 million in net proceeds (or up to approximately $435.8 million if the underwriters’ over-allotment option is exercised in full), after deducting underwriting discounts and the Issuer’s estimated offering expenses

Convertible Notes Offering

Securities Offered:	1.75% Convertible Senior Notes due 2025 (the “Notes”)

Aggregate Principal Amount Offered:	$400,000,000 aggregate principal amount of Notes (or $450,000,000 aggregate principal amount of Notes if the underwriters exercise in full their over-allotment option)

Maturity:	January 15, 2025, unless earlier repurchased, redeemed or converted

Interest Rate:	1.75% per annum, accruing from January 26, 2018

Interest Payment Dates:	January 15 and July 15 of each year, beginning on July 15, 2018

Price to Public:	100% of the principal amount of the Notes plus accrued interest, if any, from January 26, 2018

Conversion Premium:	Approximately 35.0% above the Nasdaq Last Reported Sale Price on January 23, 2018.

Initial Conversion Price:	Approximately $39.16 per share of Common Stock

Initial Conversion Rate:	25.5384 shares of Common Stock per $1,000 principal amount of Notes

Underwriting Discount	$30.00 per $1,000 principal amount of Notes $12 million in aggregate (or $13.5 million in aggregate if the underwriters exercise in full their over-allotment option).

Net Proceeds:

The Issuer estimates that the net proceeds from the Convertible Notes Offering will be approximately $387.3 million (or approximately $435.8 million if the underwriters exercise in full their over-allotment option), after deducting underwriting discounts and estimated offering expenses.

The Issuer intends to use the net proceeds from the Convertible Notes Offering to fund ongoing and future clinical development of ALIS for patients with NTM lung disease caused by MAC and the Issuer’s efforts to obtain potential regulatory approvals for and, if approved, commercialize, ALIS in its approved indication, including for the build-out of the Issuer’s commercial organization to support global expansion activities for ALIS, including the potential launch of ALIS in the U.S. in 2018; invest in the build-up of third-party manufacturing capacity and preparation of commercial inventory, which includes capital and long term investments; invest in research and development (primarily associated with the ongoing clinical studies for ALIS and ongoing phase 2 program for INS 1007, along with advancement of other pipeline programs, including INS 1009); and fund working capital, potential debt repayment, capital expenditures, general research and development; and for other general corporate purposes, which may include the acquisition or in-license of additional compounds, product candidates, technology or businesses.

CUSIP:	457669AA7

ISIN:	US457669AA77

Joint Book-Running Managers	Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC Leerink Partners LLC

Lead Manager:	Stifel, Nicolaus & Company, Incorporated

Optional Redemption:

On or after January 15, 2022, the Issuer may redeem for cash all or part of the Notes if the last reported sale price of its Common Stock equals or exceeds 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on the trading day prior to the date on which the Issuer provides notice of the redemption. The redemption price will be the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Settlement Upon Conversion

Upon conversion of a note, the Issuer will satisfy its conversion obligation by paying or delivering, as applicable, cash, shares of Common Stock or a combination of cash and shares of Common Stock, at its election. If the Issuer elects to satisfy its conversion obligation solely in cash or through payment and delivery, as the case may be, of a combination of cash and shares of Common Stock, the amount of cash and shares of Common Stock, if any, due upon conversion will be based on a daily conversion value (as defined in the Preliminary Prospectus Supplement) calculated on a proportionate basis for each VWAP trading day (as defined in the Preliminary Prospectus Supplement) in a 40 consecutive VWAP trading day observation period (as defined in the Preliminary Prospectus Supplement).

Adjustment to Conversion Rate Upon Conversion In Connection With a Make Whole Fundamental Change:

The following table sets forth the number of additional shares of Common Stock, if any, by which the conversion rate will be increased for conversions in connection with a “make whole fundamental change” (as defined in the Preliminary Prospectus Supplement):

Effective Date	$29.005	$32.00	$35.00	$38.00	$39.16	$45.00	$50.90	$60.00	$80.00	$100.00	$120.00
January 26, 2018	8.9384	7.4979	6.2207	5.1983	4.8650	3.5419	2.6257	1.6746	0.6458	0.2454	0.0776
January 15, 2019	8.9384	7.2484	5.9426	4.9082	4.5693	3.2430	2.3475	1.4488	0.5076	0.1707	0.0426
January 15, 2020	8.9384	6.9887	5.6205	4.5595	4.2064	2.8722	1.9938	1.1600	0.3408	0.0890	0.0107
January 15, 2021	8.9384	6.6423	5.1750	4.0390	3.6745	2.3024	1.4596	0.7213	0.1229	0.0059	0.0000
January 15, 2022	8.9384	6.5038	4.7979	3.4064	2.9616	1.1790	0.0000	0.0000	0.0000	0.0000	0.0000
January 15, 2023	8.9384	6.2397	4.2096	2.5301	1.9744	0.7860	0.0000	0.0000	0.0000	0.0000	0.0000
January 15, 2024	8.9384	5.9757	3.6213	1.6537	0.9872	0.3930	0.0000	0.0000	0.0000	0.0000	0.0000
January 15, 2025	8.9384	5.7116	3.0330	0.7774	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•                  if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable;

•                  if the stock price is greater than $120.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate; and

•                  if the stock price is less than $29.005 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 34.4768, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rates—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement, as amended by a post-effective amendment (including the Preliminary Prospectus Supplement and accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the Convertible Notes Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and accompanying prospectus in that registration statement, as amended by a post-effective amendment and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.

Alternatively, any underwriter or any dealer participating in the Convertible Notes Offering will arrange to send you the Preliminary Prospectus Supplement and accompanying prospectus if you request it from (1) Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526, by facsimile at 212-902-9316 or by email at prospectus-ny@ny.email.gs.com, (2) Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, New York 10014, by calling (866) 718-1649 or by emailing prospectus@morganstanley.com. or (3) Leerink Partners LLC, c/o Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, by telephone at (800) 808-7525 extension 6132 or by email at syndicate@leerink.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.